Exhibit 11

EXHIBIT 11 – COMPUTATION OF EARNINGS PER SHARE

(In thousands, except per share data)	Three Months Ended March 31,
	2010	2009
Basic and diluted numerator:
Loss attributable to the Company – Common Shares	$(47,782)	$(87,880)
Less: Participating securities dividends	1,150	—
Income attributable to the Company – Unvested Shares	—	—

Net loss attributable to the Company	$(48,932)	$(87,880)

Denominator:
Weighted average common shares – basic	355,461	355,331
Effect of dilutive securities:
Stock options and restricted stock	—	—

Weighted average common shares – diluted	355,461	355,331

Net loss attributable to the Company per basic common share	$(.14)	$(.25)
Net loss per diluted common share	$(.14)	$(.25)

Equity awards of 6.2 million and 7.1 million were outstanding as of March 31, 2010 and 2009, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.